99

82-3277

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	14:02 13-Oct-05
Number	6366S

05012058

RNS Number:6366S
Tesco PLC
13 October 2005

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 11 October 2005 that as at the close of business on 11 October 2005, Barclays PLC through various legal entities, had an interest in 294,116,350 ordinary shares of 5p each of the Company. This represents 3.75% of the share capital of the Company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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dlw 10/25

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Doc re. Scrip Dividend
Released	16:55 13-Oct-05
Number	6530S

RNS Number:6530S
Tesco PLC
13 October 2005

Tesco PLC

SCRIP DIVIDEND CIRCULAR

A circular to Tesco PLC shareholders containing details of the offer of a scrip dividend alternative in respect of the 2005 interim dividend is being posted today to shareholders who were on the register on the record date of 30 September 2005.

The price at which the scrip dividend alternative shares are being offered is 311.05p per share and the offer closes on 11 November 2005.

A copy of the circular has been sent to the UK Listing Authority and will shortly be available for inspection at its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone number 020 7066 1000

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:03 13-Oct-05
Number	6543S

RNS Number:6543S
Tesco PLC
13 October 2005

Tesco PLC

DIRECTORS' SHAREHOLDINGS

A right has been granted under the Company's Performance Share Plan to the Directors below over ordinary shares for which no payment is required. The number of shares subject to the right will be increased to reflect the dividends that would have accrued on vested shares had they been reinvested in shares in the period between grant and exercise. These rights will become exercisable on 12 July 2009, subject to the achievement of performance conditions and following an additional retention period.

Director	Number of Shares subject to the right
R W Brasher	181,668
P A Clarke	213,047
A T Higginson	213,047
Sir T P Leahy	373,245
T J R Mason	213,047
D T Potts	213,047

Enquiries: J Lloyd
Deputy Company Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report 

Company	Tesco PLC
TIDM	TSCO
Headline	Holding by ESIP
Released	17:17 13-Oct-05
Number	6569S

Tesco PLC ("the Company")

Tesco PLC announces that on 13 October 2005, the Trustees of the Tesco Employee Share Incentive Plan purchased 2,500,000 Ordinary Shares of 5 pence each in the Company at an average price of 304.5512p

Enquiries:

Lucy Neville-Rolfe
Company Secretary Tesco PLC Tel:-(01992) 632222

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